UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)

Olympus Pacific Minerals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

68162Q202
(CUSIP Number)

Beat Schuerch Dragon Capital Group Limited 1901 Me Linh Point, 2 Ngo Duc Ke, District 1, Ho Chi Minh City, Vietnam Tel: +84 8 3823 9355 Fax: +84 8 3823 9366
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Enterprise Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 19,708,500
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,708,500
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,708,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Growth Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 45,077,560
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 45,077,560
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,077,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Dragon Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 19,163,124
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,163,124
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,163,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vietnam Resource Investments (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Markets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 1,270,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,270,000
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 150,000
8	SHARED VOTING POWER 83,949,184
9	SOLE DISPOSITIVE POWER 150,000
10	SHARED DISPOSITIVE POWER 83,949,184
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,099,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Enterprise Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 19,708,500
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 19,708,500
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,708,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 68162Q202

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dragon Capital Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 85,369,184
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 85,369,184
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,369,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (See instructions) HC

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements, where indicated, the statement on Schedule 13D relating to the common shares, no par value (“Common Shares”) of Olympus Pacific Minerals Inc., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 10 King Street East, Suite 500, Toronto, Ontario, Canada M5C 1C3 (the “Issuer”), filed by Vietnam Enterprise Investments Limited (“VEIL”), Dragon Capital Management Limited (“DC Management”), Enterprise Investment Management Limited (“EIML”), Dragon Capital Group Limited (“DCG”), Vietnam Growth Fund Limited (“VGF”), Vietnam Dragon Fund Limited (“VDF”) and Dragon Capital Markets Ltd. (“DC Markets”) with the Securities & Exchange Commission (“SEC”) on June 30, 2010 (the “Original Schedule 13D’).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           The  Reporting  Persons  may be  deemed  to  beneficially  own,  in the aggregate, 85,369,184 Shares, representing approximately 26.4% of the Issuer's outstanding Common Shares (based upon the 323,764,455 Common Shares stated to be outstanding as of August 12, 2010, as publicly disclosed in Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on August 17, 2010).

(b)           VEIL has sole voting power and sole dispositive power with regard to 19,708,500 Common Shares.  Each of DC Management, EIML and DCG has shared voting power and shared dispositive power with respect to such Common Shares.  VGF has sole voting and dispositive power with respect to 45,077,560 Common Shares.  Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares. VDF has sole voting power and sole dispositive power with regard to 19,163,124 Common Shares.  Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares. Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares.  DC Markets has sole voting power and sole dispositive power with regard to 1,270,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.  DC Management has sole voting power and sole dispositive power with regard to 150,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.

Each of EIML, DC Management and DCG, by virtue of their relationships to VEIL, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Common Shares which VEIL directly beneficially owns.  Each of EIML, DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  Each of DC Management and DCG, by virtue of their relationships to each of VGF and VDF, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of VGF and VDF directly beneficially owns.  Each of DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Markets, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Markets directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Management, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Management directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.

(c)           On September 21, 2010, VRI sold 13,000,000 Common Shares of the Issuer in a private trade through the facilities of the Canadian National Stock Exchange for C$ 0.34 per share.   The Reporting Persons have not effected any other transactions in the Common Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2010

VIETNAM ENTERPRISES INVESTMENTS LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

VIETNAM GROWTH FUND LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

VIETNAM DRAGON FUND LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

VIETNAM RESOURCE INVESTMENTS (HOLDINGS) LIMITED

By:	/s/ David Woodhouse
Name: David Woodhouse
Title: Director

DRAGON CAPITAL MARKETS LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

DRAGON CAPITAL MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

ENTERPRISE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

DRAGON CAPITAL GROUP LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Chief Executive Officer